October 22, 2009

VIA EDGAR & FACSIMILE

Mr. Larry M. Spirgel

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:

National HealthCare Corporation

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed March 6, 2009

Form 10-Q for the Fiscal Quarters ended March 30, 2009 and June 30, 2009

File No. 001-13489

Dear Mr. Spirgel:

On behalf of National HealthCare Corporation (the “Company”), this letter is written in response to your letter dated September 24, 2009 regarding the Company’s filings referenced above.  Our responses are keyed to the comments in your letter.  As requested in your letter, this letter is being filed on EDGAR.

SEC Comment

Form 10-K for the Fiscal Year Ended December 31, 2008

Definitive Proxy Statement Incorporated by Reference Into Part III

Compensation Discussion and Analysis, page 10

Cash Compensation, page 10

1.

In future filings, please provide a more detailed analysis of how bonus and non-equity incentive compensation award amounts were determined in your most recent fiscal year.  Among other things, this disclosure should:

•

Explain in more detail how the Compensation Committee took into account compensation levels at the identified comparable companies and how this influenced the size and allocation of the bonus pool;

Mr. Larry Spirgel

•

Disclose the performance targets in connection with establishing the bonus pool and clarify how action performance established the size of the pool in 2008; and

•

Describe the individual performance plans applicable to Mr. Coggin and Mr. Ussery, including disclosure of material corporate or individual performance targets, and how the application of the plans results in the particular awards to these officers in 2008.

Tabular disclosure may be helpful in conveying the parameters of these plans and how actual performance resulted in specific awards.  With respect to performance targets, if you believe that disclosure of these targets is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion.  If you believe you have a sufficient basis to keep the information confidential, disclose in future filings how difficult it would be for you or an executive to achieve the undisclosed targets.  General statements regarding the level of difficulty or ease associated with achieving the targets are not sufficient.  Provide as much detail as necessary without providing information that would result in competitive harm.  Refer to Regulation S-K Compliance and Disclosure Interpretations, Question and Answer 118.04, available at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Company Response to Question #1

In future filings, the Company will provide a more detailed analysis of how bonus and non-equity incentive compensation award amounts were determined in the Company’s most recent fiscal year.  Such additional disclosure will:

•

Explain in more detail how the Compensation Committee took into account compensation levels at the identified comparable companies and how this influenced the size and allocation of the bonus pool; and

•

Describe the individual performance plans applicable to Mr. Coggin and Mr. Ussery, including disclosure of material corporate or individual performance targets, and how the application of these plans results in the particular awards to these officers in the Company’s most recent fiscal year.

With respect to the second bullet point in the SEC Comment, the Company is not sure how it can add more meaningful disclosure.  The comment states:

•

Disclose the performance targets in connection with establishing the bonus pool and clarify how actual performance established the size of the pool in 2008.

As the Company disclosed on page 10 of its proxy statement, the bonus pool is set as follows.

At the commencement of each calendar year the Board approves a pre-tax earnings goal.  If the pretax earnings goal is met for the year, the bonus pool is formed of two components: first, a base award equal to $4 million and, second, an incentive award.  The amount of the incentive award is calculated as follows.  Shareholders must first receive a required return equal to 15% of beginning common equity plus an estimate of the amount of pre-tax earnings necessary to pay the dividends on preferred stock, after including the expense of the $4 million base award.  Once

Mr. Larry Spirgel

this return has been met, an incentive bonus is then allowed equal to 30% of the amount in excess of the required return to shareholders.  This amount can be calculated by using the amounts reported in the Company’s financial statements.  The financial statements show the following numbers:

Total stockholders equity at 12/31/2007	$455,708,000	(page 47 of 10-K)
Preferred equity at 12/31/2007	170,555,000	(page 47 of 10-K)
Common equity at 12/31/2007	285,153,000
	(X 0.15)
15% return on common equity	42,772,950
Pretax earnings necessary to pay preferred dividend (8,672,850/.65)*	13,342,846	(page 45 of 10-K)
Total amount of required earnings b/f bonus	56,115,796
Pretax net income - 2008	53,287,000	(page 45 of 10-K)
Amount available for incentive award	$0

* The preferred dividend amount is $8,672,850 ($.80 per share on 10,841,062 shares outstanding) divided by 65% to reflect the pretax amount based on the effective tax rate of 35%.

Thus, for 2008, the bonus pool was equal to $4,000,000.  Since there was not a 15% return to stockholders in 2008, only the base amount was available.  The Board of Directors then had discretion to allocate that pool among the management of the Company.  The amount of this pool allocated to each of the named executive officers is included in the bonus column or the Non-Equity Incentive Compensation column of the Summary Compensation Table on page 13 of the proxy statement.  The Company’s description on page 10 of the proxy statement provides readers the information required to calculate the bonus pool.  The Company believes it would be confusing to the reader to try to walk through the calculation in the CD&A section of the proxy statement each year.

SEC Comment

Summary Compensation Table, page 13

2.

In footnote (1) to the Summary Compensation Table, you disclose payments to named executive officers to assist in exercising options.  Tell us whether these amounts are included in the Summary Compensation Table and, if so, where.  If they are not included, please explain why.  In future filings, disclose why you made these payments and how they fit into your overall compensation objectives.

Mr. Larry Spirgel

Company Response to Question #2

These amounts are not included in the Summary Compensation Table for 2008.  The Company analyzed these payment amounts under Regulation S-K Item 402, including instruction 4 to Item 402(c) and concluded that such amounts should be reported in the Bonus column of the Summary Compensation Table in the year in which the condition has been satisfied.  Since these payments are subject to forfeiture by the named executive officer if such officer leaves the Company, for any reason, prior to March 2010, the Company believes that these amounts should be included when such amounts become nonforfeitable and as a result intends to include those amounts in the Bonus column of the Summary Compensation Table for 2010.  The Company holds stock owned by the executives as security to enforce the forfeiture of these amounts if necessary. The Company did disclose these payments in the Compensation Discussion and Analysis on page 11 and in the footnote to the Summary Compensation Table on page 13.  In reaching the conclusion that the bonus amounts should be reported in the year earned, the Company relied in part on Regulation S-K Compliance and Disclosure Interpretations, Question and Answer 119.17, as provided in www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.  Question and Answer 119.17 is as follows:

Question 119.17

Question: In 2008, a company enters into a retention agreement in which it agrees to pay the CEO a cash retention bonus, conditioned on the CEO remaining employed by the company through December 31, 2010. The cash retention bonus is not a non-equity incentive plan award, as defined in Item 402(a)(6)(iii). When is the cash retention bonus reportable in the company's Summary Compensation Table? When should it be discussed in Compensation Discussion and Analysis?

Answer: The cash retention bonus is reportable in the Summary Compensation Table for the year in which the performance condition has been satisfied. The same analysis applies to any interest the company is obligated to pay on the cash retention bonus, assuming the interest is not payable unless and until the performance condition has been satisfied. Before the performance condition has been satisfied, Instruction 4 to Item 402(c) would not require it to be reported in the Summary Compensation Table as a bonus that has been earned but deferred, and the bonus would not be reportable in the Nonqualified Deferred Compensation Table. However, the company should discuss the cash retention bonus in its Compensation Discussion and Analysis for 2008 and subsequent years through completion of the performance necessary to earn it. [July 3, 2008]

While the Company acknowledges that this question and answer is not exactly on point, the Company believes the analysis is similar.  If the SEC does not agree with the Company’s conclusion that these payments should be included in the year they become nonforfeitable, please let the Company know how you believe these amounts should be disclosed and we will change our disclosure in future filings.  In addition, if the SEC believes that these amounts should have been reported in the 2008 Summary Compensation Table, please let the Company know how it should report the forfeiture of these amounts if a named executive officer leaves the Company prior to March 2010.  In future filings, the Company will add additional disclosure on why these payments were made and how they fit into the Company’s overall compensation objectives.

Mr. Larry Spirgel

SEC Comment

3.

It appears based on your disclosure that payments pursuant to the NHC Executive Officer Performance Based Compensation Plan should be disclosed in the Non-Equity Incentive Plan Compensation column of your Summary Compensation Table.  Please include these amounts in this column in future filings.  Refer to Regulation S-K Compliance and Disclosure Interpretations, Question and Answer 119.02, available at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Company Response to Question #3

The Company has included the payments made pursuant to the NHC Executive Officer Performance Based Compensation Plan in the Bonus column or the Non-Equity Incentive Plan Compensation column of our Summary Compensation Table depending on how the pool is allocated to the individual named executive officer.  The Company is aware of and has reviewed Regulation S-K Compliance and Disclosure Interpretations, Question and Answer 119.02.  While the NHC Executive Officer Performance Based Compensation Plan does have specific performance goals that must be met in order for the pool to be funded, the allocation of that pool among the executive officers is at the discretion of the Board of Directors.  Based on the discretionary authority of the Board of Directors to allocate the amount in the NHC Executive Performance Based Compensation Plan to the individual executive officers, the Company concluded that these amounts should be disclosed in the Bonus column of the Summary Compensation Table.  Two of the Company’s named executive officers, Mr. Coggin and Mr. Ussery, have individual performance based bonus plans which amounts are also paid from the pool.  The amount paid under these individual plans is disclosed in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table.  If the SEC does not agree with the Company’s conclusion that the discretionary allocation of the NHC Executive Performance Based Compensation Plan requires the amounts to be disclosed in the Bonus column of the Summary Compensation Table, please let the Company know your analysis and we will change our disclosure in future filings.

SEC Comment

4.

We note that you do not provide any disclosure of potential payments or benefits to named executive officers upon termination or change-in-control as required by Regulations S-K Item 402(j).  Please confirm in your response letter that no such benefits would have been received by your named executive officers assuming a termination or change-in-control at year-end, whether pursuant to unvested equity awards, your Key Employee Plan or otherwise.

Company Response to Question #4

We hereby confirm that there were no potential payments or benefits that would have been received by the Company’s named executive officers assuming a termination or change in control at year-end.

Mr. Larry Spirgel

SEC Comment

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

Liquidity, Capital Resources and Financial Condition, page 40

5.

We note that “your current cash on hand, marketable securities, short-term notes receivable, operating cash flows, and as needed, our borrowing capacity are expected to be adequate” to meet your liquidity needs.  In future filings, please provide a more detailed assessment of your liquidity position over the short-term and long-term.  Note that we consider “long-term” to be the period in excess of the next twelve months.  See Section III.C of Release No. 33-6835 and footnote 43 of Release No. 33-8350.  For example, we note that your credit agreement matures in 2009 and approximately $50 million of debt will become due.  Your disclosure should discuss with more specificity your plans for satisfying such material obligations, whether through refinancing or otherwise, and how this might impact your long-term financial position.

Company Response to Question #5

The Company notes the Staff’s comment and confirms that in future filings we will provide a more detailed assessment of our liquidity position over the short-term and long-term and would anticipate disclosures similar to those shown below.  The amounts shown in the table are not actual amounts and are for illustrative purposes only.

Table of Contractual Cash Obligations

Our contractual cash obligations for periods subsequent to September 30, 2009 are as follows (in 000’s):

	Total	Less than 1 year	1-3 Years	3-5 Years	After 5 Years
Long-term debt principal	$60,500	$–	$50,500	$–	$10,000
Long-term debt – interest	2,837	626	553	553	1,105
Obligations to complete construction	11,000	11,000	–	–	–
Operating leases	428,596	28,948	62,648	67,400	269,600
Total Contractual Cash Obligations	$502,933	$40,574	$113,701	$67,953	$280,705

Short-term liquidity

Effective October 27, 2009, we extended the maturity of our $75,000,000 revolving credit agreement to October 26, 2010.  We have currently borrowed $50,500,000 against the

Mr. Larry Spirgel

credit agreement and an additional amount up to $24,500,000 is available to be drawn for general corporate purposes, including working capital and acquisitions.

As to short-term liquidity commitments, NHC has entered into an agreement to complete construction of a 120-bed long-term health care center located in Bluffton, South Carolina.  At September 30, 2009, we are obligated on construction contracts in the amount of approximately $11,000,000, all of which is expected to require funding within the next twelve months.

We expect to meet our short-term liquidity requirements primarily from our cash flows from operating activities.   In addition to cash flows from operations, our current cash on hand of $64,536,000, marketable securities of $51,952,000 and as needed, our borrowing capacity, are expected to be adequate to meet our contractual obligations and to finance our operating requirements and our growth and development plans in the next twelve months.

Long-term liquidity

Our $75,000,000 revolving credit agreement upon which we have currently borrowed $50,500,000 matures on October 26, 2010.  We currently anticipate renewing the credit agreement at that time and while we have had no indication from the lender that there is any question about renewal, there has been no commitment at this time.  We entered into this loan originally on October 30, 2007, and have renewed the loan twice, with a one year maturity.  At the inception and at each renewal, the lender offered alternative notes with longer maturities, but the Company chose a one-year maturity because of the terms.  If we are not able to refinance our debt as it matures, we will be required to use our cash and marketable securities to meet our debt obligations and will be limited in our ability to fund future growth opportunities.

Our ability to refinance the credit agreement, to meet our long-term contractual obligations and to finance our operating requirements, growth and development plans will depend upon our future performance, which will be affected by business, economic, financial and other factors, including potential changes in state and federal government payment rates for healthcare, customer demand, success of our marketing efforts, pressures from competitors, and the state of the economy, including the state of financial and credit markets.

SEC Comment

Consolidated Statements of Income, page 45

6.

Please tell us and provide discussion in your footnotes on the nature of your “other operating” expense line item.

Company Response to Question #6

The Company notes the Staff’s comment and confirms that in future filings we will add footnote disclosure that is similar to the following:

Mr. Larry Spirgel

Note __—OTHER OPERATING EXPENSES

Other operating expenses include the costs of care and services that we provide to the residents of our facilities and the costs of maintaining our facilities.  Our primary patient care costs include drugs, medical supplies, purchased professional services, food, professional insurance and licensing fees.  The primary facility costs include utilities and property insurance.

 SEC Comment

Notes to Consolidated Financial Statements, page 51

Note 1 – Summary of Significant Accounting Policies, page 51

Other Revenues – page 52

7.

It appears that dividends and other realized gains on marketable securities, equity in earnings of unconsolidated investments, interest income, rental income, and other sources of income have been included within “other revenues”.  It is unclear why these sources of income have been classified as revenues versus other income.  Please explain, in detail, why you believe each of the sources of income included within revenues represents your primary business or revise your financial statements to classify non operating income outside of revenues from operations, or advise us.  To the extent that you continue to believe that this income should be classified as revenues on your income statement, please explain why cash flows related to some of these activities have been classified as investing as opposed to operating within your statement of cash flows.

Company Response to Question #7

Dividends and other realized gains on marketable securities ($4,601,000 or 0.71% of net revenues in 2008) and other ($1,488,000 or 0.23% of revenues in 2008) are not considered by the Company to be part of our primary business.  However, the Company believes the amounts earned are not material and has chosen not to add another line to its income statement to present an immaterial source of income.  As to classification in the statement of cash flows, cash flows from purchases, sales, and maturities of available-for-sale securities are classified as cash flows from investing activities (ASC 230-10-45-11) while cash receipts from returns on debt instruments of other entities and equity securities—interest and dividends—are classified as cash flows from operating activities (ASC 230-10-45-16(b)).

The Company is not aware that whether an item is reported as operating revenues versus other income in the statement of income is determinative of the classification of cash flows as operating, investing or financing activities in the statement of cash flows.  As to classification of the various activities in the statement of cash flows the Company relies upon the authoritative literature concerning the cash flow statement.

Mr. Larry Spirgel

            The equity in earnings of unconsolidated subsidiaries ($7,556,000 or 1.16% of net revenues in 2008) is derived from two businesses in which we own a noncontrolling interest that have the same types of business activities (that is, providing subacute skilled and intermediate nursing and rehabilitative care and hospice services) as are performed by the Company.  Because the revenue earned by these businesses is the same type of revenue as is included in our own reported net patient revenues, the Company considers these revenues and the associated equity in earnings to be attributable to our operating activities.  In reaching the conclusion that it is appropriate in this instance to report the equity in earnings as operating revenues, the Company considered RegS-X.T.Rule5-03(b)12 which states, “12. EQUITY IN EARNINGS OF UNCONSOLIDATED SUBSIDIARIES AND 50 PERCENT OR LESS OWNED PERSONS…. State, parenthetically or in a note, the amount of dividends received from such persons.  If justified by the circumstances, this item may be presented in a different position and a different manner (see Rule 4-0(a))”.  We ask that the Commission permit us to continue to report equity in earnings of unconsolidated investments that are in the same business as the Company in other revenues with the accompanying further disclosure presently in Note 5 – Other Revenues and Income.  As to classification in the statement of cash flows, cash receipts from these investments are reported as investing activities (ASC 230-10-45-12(b)).  The equity in earnings of unconsolidated investments is deducted as a reconciling item from operating activities in the statement of cash flows because the earnings are included in net income but are not a cash flow item.

            Interest income (a total of $3,785,000 or 0.58% of net revenues in 2008) is derived primarily from (1) bank deposits, CD’s or money market type accounts owned by our operating centers in their various locations ($1,168,000 or 0.18% of net revenues in 2008), (2) notes receivable primarily from nursing centers that we manage ($2,482,000 or 0.38% of net revenues in 2008) and (3) interest on accrued but unpaid management and accounting fees and other receivables from nursing centers that we manage or for which we do accounting services ($135,000 or 0.02% of net revenues in 2008).  The Company considers all of these activities to be part of our operating activities because they are intimately related to our core business.  As to classification in the statement of cash flows, cash outflows to make loans to others and cash inflows from the collections of loans are reported as investing activities (ASC 230-10-45-13(a) and 12(a)) while the cash receipts from returns on loans are reported as  operating activities (ASC 230-10-45-16(b)).

            Rental income ($13,273,000 or 2.05% of net revenues in 2008) is derived from the lease of real estate and a relatively small amount of equipment to nursing home operators.  The Company earns management or accounting service fees from the operators of the nursing homes and considers all of the revenues provided from the properties, including the rental income, to be operating revenues.  As to classification in the statement of cash flows, payments to acquire property and receipts from the sale of property are reported as investing activities (ASC 230-10-45-13(c) and 12(c)) while cash receipts from the collection of rents are reported as operating activities (ASC 230-10-45-16(c)).

Mr. Larry Spirgel

SEC Comment

Deferred Revenue – Page 57

8.

You state that the refundable portion of entrance fees is recognized over the life of the facility.  Your basis for recognizing the refundable portion of entrance fees collected is unclear.  Refer to paragraph 14.22 of AICPA Audit and Accounting  Guide, “Health Care Organizations”, which states that “the estimated amount of advance fees that is expected to be refunded to current residents under the terms of the contracts should be accounted for and reported as a liability”, and advise us.

Company Response to Question #8

The Company is aware of and has reviewed paragraph 14.22 of AICPA Audit and Accounting Guide, “Health Care Organizations” (hereafter “the Guide”), which states that “the estimated amount of advance fees that is expected to be refunded to current residents under the terms of the contracts should be accounted for and reported as a liability.”  That paragraph applies to refundable advance fees.

The Company’s contracts with residents of our one CCRC facility stipulate that an advance entrance fee must be paid in full prior to occupancy, that the fee consists of a refundable portion and a nonrefundable portion, and that the refundable portion of the entrance fee is refundable after the living unit is reoccupied and the new entrance fee is paid in full by the new resident.

Because of these provisions in the Company’s contracts that the entrance fees are refundable to residents only from reoccupancy proceeds of a contract holder’s unit, paragraphs 14.24 and 14.25 of the Guide are applicable.  Paragraph 14.25 states, “The portion of the fees that will be paid to current residents or their designees, only to the extent of the proceeds of reoccupancy of a contract holder’s unit, should be accounted for as deferred revenue, provided that the legal and management policy and practice support the withholding of refunds under this condition.  Similar amounts received from new residents in excess of the amount to be paid to the previous residents or their designees also should be deferred.  The deferred revenue should be amortized to income over future periods based on the remaining useful life of the facility.  The basis and method of amortization should be consistent with the method for calculating depreciation and should be disclosed in the notes to the financial statements.”

The Company hereby confirms that that we are accounting for the refundable portion of entrance fees in accordance with paragraphs 14.24 and 14.25 of the Guide.  In future filings to clarify our accounting, we will include a statement that a portion of our entrance fees are refundable to residents only from reoccupancy proceeds of a contract holder’s living unit and that amounts received from new residents in excess of the amounts to be paid to previous residents or their designees are deferred and amortized over the estimated life of the facility.

Mr. Larry Spirgel

SEC Comment

Segment disclosures, page 57

9.

Please tell us why you do not provide geographic information in accordance with paragraph 38 of SFAS 131.

Company Response to Question #9

The Company has no substantive foreign operations.

SEC Comment

Note 14 – Contingencies and Guarantees, page 79

10.

In light of your significant risk reserve obligation, please expand your disclosure here or in MD&A to include:

•

More detailed discussion regarding historical claims paid analysis related to health insurance reserve, to include, but not limited to, explanation of how it’s performed, assumptions used, any changes in assumptions during the periods presented in your financial statements, and sensitivity to those assumptions.

•

A roll forward for each of your risk reserve balances for your balance sheet periods that presents claims paid, adjustments based on actuarial/internal estimates, and any other significant adjustments, to include separate columns for known claims incurred and estimates for incurred but unreported claims.  Provide discussion along with roll forward that includes sensitivity analysis related to estimates for incurred but unreported claims as well as explanation of significant changes in estimates (i.e., plan amendments, additions related to acquisitions, changes in assumptions, etc.)

Company Response to Question #10

Regarding historical claims paid analysis related to our health insurance reserve, the amounts of claims paid for self-insurance ($3,498,000, $3,549,000 and $5,110,000 for the years 2006, 2007 and 2008, respectively) and the amounts of our health insurance reserves ($728,000, $887,000 and $788,000 at December 31, 2006, 2007 and 2008, respectively) are not considered to be material.

The Company acknowledges the significant risks we have related to professional liability claims and workers’ compensation liability claims.  We have made considerable efforts to be certain that those risks are disclosed to the readers of our annual report on Form 10-K.  Please note the information about our risk reserves that is presently included in our annual report.

Mr. Larry Spirgel

In Item 1A Risk Factors, we state that we are defendants in significant legal actions that are commonplace in our industry, that due to rising costs and limited availability of insurance we are largely self-insured as to these risks, and that there is no limit on the maximum number of claims or amount for which we can be liable in a given period.  We also state that although we base our loss estimates on independent actuarial analysis our actual losses could exceed our loss estimates, and that these risks could have a material adverse effect on our results of operations and financial condition.

In Item 3 Legal Proceedings, we state that at December 31, 2008 we are defendants in 59 personal injury/wrongful death claims and that we are self-insured as to these claims.  We describe our insurance policy limits period by period and state that these risks could have a material adverse effect on our financial position, results of operations and cash flows.

In Item 7 MD&A under the heading “Executive Summary,” we state that our accrued risk reserves are a “primary area of management focus” and that we have set aside restricted cash and marketable securities to fund our professional liability and workers’ compensation reserves.  We describe the performance certification criteria that we have established in our long-term health care centers to measure and bring focus to the events that we have identified as the patient care issues most likely to produce professional liability exposure, including in-house acquired pressure ulcers, significant weight loss and numbers of falls.  We state that these programs have measurably reduced the numbers of these incidents.

In MD&A under the caption “Application of Critical Accounting Policies,” we describe the estimate of accrued risk reserves as one of our most critical accounting areas requiring difficult, subjective or complex judgments.  We emphasize professional liability as an area of particular concern to us, stating the number of claims against us and that they could have a material adverse effect on our financial condition, results of operations and cash flows.  We state that we are self-insured for these risks.

Also in MD&A, the Company acknowledges its responsibility to describe unusual or infrequent events or transactions or any significant economic changes that materially affect the amount of reported income.  In our period to period comparisons, we disclose changes caused by workers’ compensation and health insurance expenses (in salaries, wages and benefits) and professional liability expenses (in other operating expenses) when management considers those changes to be significant or material in amount.

In our financial statements, on the face of our balance sheets, we disclose the amount of our accrued risk reserve liability in total.  In Note 1-Summary of Significant Accounting Policies, we state that we use actuaries to support our estimates for workers’ compensation and professional liability claims, that our estimates are based upon claims incurred plus upon an estimate of incurred but not reported claims, and that we assess our accrued risk reserves quarterly.

Mr. Larry Spirgel

In Note 14-Contingencies and Guarantees under the caption “Accrued Risk Reserves,” we state that we have wholly-owned insurance companies for risks related to workers’ compensation and general and professional liability and that we are self-insured for health insurance.  We disclose the liability that we have recognized for these risks in total ($106,000,000 and $88,382,000 at December 31, 2008 and 2007, respectively) and that this liability is for reported claims and estimates for unreported claims.  We emphasize that we have retained significant insurance risk and that although we use independent actuaries to estimate our exposures, it is possible that claims against us could exceed our reserves which could have a material adverse effect on our financial position, results of operations and cash flows.

In Note 14 under the caption “Workers’ Compensation,” we describe the terms of the policies that we write and the reinsurance coverage that we have.

In Note 14 under the caption “General Professional Liability Lawsuits and Insurance,” we explain that we are self-insured as opposed to purchasing coverage from an independent insurance carrier because of rising prices and lack of availability of coverage in some periods.  We also disclose the number of cases in which we are a defendant, the limits of coverage and the policy limits by year.

To summarize, the Company has a considerable amount of disclosure regarding its risk reserves.  We believe that we have made disclosures that will enhance a reader's understanding of our financial condition, changes in financial condition and results of operations where the disclosures are material to our operating results and financial condition.  The Company also believes that it has met the requirements of ASC Topic 450-Contingencies and ASC Topic 954-Health Care Entities in regards to our accrued risk reserves.  We have not historically included the disclosures requested by the Staff in this Question 10.

The Company has grave concerns about including the suggested disclosures about the accrued balances, expenses and amounts paid related to our professional liability risks reserves.  This type of information is frequently requested by plaintiff attorneys in litigation against us.  If a plaintiff attorney knows the extent of our professional liability reserves, the Company believes that it weakens our bargaining position when we attempt to negotiate settlements.  If they know details about our expenditures for these types of claims, they will use that information in front of a jury to make their own claims seem less significant in relation to what the Company spends every year for professional liability exposures.  The courts generally do not require us to disclose this type of information when requested by plaintiff attorneys because of the obvious prejudicial aspects.  However, if the information were publically available, we obviously would not be able to keep it from the plaintiff attorneys and we have been advised that we also may not be able to keep the information out of the courtroom.  The Company believes that the disclosure of this type of information, where not otherwise legally required, will cause financial harm to the Company and its shareholders.

Mr. Larry Spirgel

As background to our significant concerns, please consider the following information.  Our reluctance to the additional disclosure stems from the unfavorable liability climate the company has experienced over the past two decades.  In the 1990’s, the Company was the largest nursing home provider in the state of Florida, overseeing the operation of approximately 5,000 beds.  During that decade, liability costs for publicly traded long-term care companies skyrocketed as well-capitalized plaintiff attorney firms targeted nursing homes seeking outrageous settlement for claims.  Publicly traded nursing home operators were particularly targeted because they had assets and equity.  One particular law firm filed over 1,000 patient care suits against nursing homes in the state between 1994 and 1998.  In 2000, the Company, feeling that its very existence was threatened, determined that it could no longer operate in Florida and sold or leased 26 nursing homes to other operators.  Following that lead, every publicly traded provider left the state.

Seeking jackpot verdicts and settlements, these predatory plaintiff firms have migrated to states without tort reform statutes.  To date, 34 states have passed significant tort reform legislation limiting nursing home liability.  Unfortunately, the Company still operates in four (4) states that have no limits on potential liability.  Chief among these states is Tennessee where the Company is the largest nursing home provider with 34 health care centers and 3,889 beds.  This bed count represents 39.8% of the total number of nursing home beds that the Company operates.

With no liability limits, Tennessee’s nursing home liability costs have increased exponentially.  According to AON’s annual study of liability loss costs for nursing homes, Tennessee’s loss cost per bed per year has increased from $310 per bed in 1997 to $4,510 per bed in 2009.  By contrast, the national average in 2009 was $1,460 per bed.  Tennessee’s liability loss costs are the second highest in the nation and the fastest growing.  In 2009 the average PL/GL claim in Tennessee was $455,000 while the national average was $138,000.

These chilling facts, coupled with the Company’s strong presence in Tennessee, cause management to feel that divulging the additional suggested disclosure specific amounts in general and professional risk reserves to be imprudent and harmful to the Company.

If we operated in states that have enacted tort reform as, we believe, do some of our competitors, we would not be as concerned about making the requested disclosures.  In states with tort reform, for the most part all parties know the limits of exposure.  Information about the Company’s accruals, expense and amounts paid would not be as prejudicial.  But under our present circumstances, the Company requests that we be permitted to not disclose the additional suggested information.

Mr. Larry Spirgel

SEC Comment

Note 17 – Purchases of Healthcare Centers, page 81

11.

Please clarify for us, and revise your disclosure to clarify, whether the transaction(s) discussed in the third paragraph of this footnote relate(s) to the November 2007 transaction(s) discussed in the second paragraph of page 72 under the heading Recovery and Write-off of Notes Receivable.  Tell us why you held mortgage bonds on these centers at the time of the transactions.  Also clarify whether the centers were purchased or leased, tell us in detail how you accounted for the acquisitions, and disclose the fair value of the assets acquired.  Please provide reference to authoritative literature used as guidance.

Company Response to Question #11

We hereby confirm that the transaction discussed in the third paragraph of Note 17—Purchases of Healthcare Centers on page 81 relates to the November 2007 transaction discussed in the second paragraph of Note 10-Notes Receivable on page 72 under the heading Recovery and Write-off of Notes Receivable.  Furthermore, the third paragraph of Note 17 is misplaced within the footnote.   The third paragraph should have been shown as the last paragraph of the footnote so that it follows in logical sequence the paragraph that begins with the words, “Effective on November 1, 2007….”  It should be clear from the footnotes when the paragraphs are read in the proper order that all of the paragraphs cited refer to the same transaction in November 2007.

To clarify, there was only one health care center involved in the transaction.  The center was a 544-bed long term healthcare center and 66 unit assisted living facility (“the Center”) located in the city of Chattanooga, Tennessee.  This information should also be clear from the footnotes presented when the paragraphs are read in the proper order.

To provide more background, the Center was a not-for-profit organization.  The Company had a contract with the Center to provide accounting and financial services at rates that the Company believes were competitive and common in the industry.  The Company did not have a management contract with the Center and had no power to direct the activities of the Center.  The Company had no representation on the Board of the Center.

As to the question about why we held mortgage bonds on the Center at the time of the transaction in 2007, we held the mortgage bonds because of a refinancing that occurred in July 2004.  Prior to July 2004, the Center had been financed by a loan from a commercial bank for which the maturity date was approaching and which had a variable rate of interest.  That commercial bank loan was guaranteed by the Company.  Prior to the refinancing, the Center was experiencing insufficient cash flows to meet all of its obligations.  In an effort to refinance the commercial bank loan and enhance its credit position, the Center successfully negotiated with the Health, Educational and Housing Facility Board of the City of Chattanooga, Tennessee (“HEH Board”) for the HEH Board to issue $15,000,000 of first mortgage revenue bonds.  The Center benefited with the refinancing from an extended maturity date to July 1, 2034 and a fixed rate of interest.

Mr. Larry Spirgel

The Company purchased the mortgage bonds for $15,000,000 when they were issued in July, 2004.  The Company purchased the mortgage bonds for two reasons:  (1) because we believed the tax exempt interest on the Bonds if collected would provide a good rate of return and (2) because the purchase of the bonds did not increase the risks to the Company since the Company had guaranteed the previous commercial bank loan that was to be paid off in the refinancing.  Payment of the mortgage bond obligations was dependent on the operations of the center.

The refinancing in 2004 resulted in the Center real estate being owned by the HEH Board, the Center itself leasing the real estate from the HEH Board, and with the Company owning an investment in the mortgage bonds.

Purchase by the Company of the Lease

In 2007, for its own internal reasons, the Board of the Center wanted to discontinue its involvement with the Center.  The Board of the Center obtained an appraisal.  The appraisal valued the Center at a value that exceeded by approximately $1,000,000 the $14,760,000 face amount of the mortgage bonds that remained outstanding after amortization.  The Company purchased the lease (which lease included a bargain option to purchase) from the HEH Board by surrendering substantially all of the outstanding mortgage bonds, all of which were held by the Company.  The facilities were immediately subleased by the Company to an unrelated third party that then began operating the Center.

Accounting for the Transaction

As to the accounting for the transaction, the Company first considered whether or not the Company should record a recovery of any of the $7,376,000 loan loss valuation allowance for the mortgage notes receivable that had been recognized in previous periods due to the historical poor operating results of the Center.  The Company concluded based upon Paragraph 16 and Note 2 of SFAS 114: “Accounting by Creditors for Impairment of a Loan” that it was appropriate to record a recovery of the mortgage notes up to the “recorded investment in the loan” (that is as defined in SFAS 114, to the carrying value of the note before any valuation allowance).  Because of improvements in the Center’s revenues (caused by improved Medicare, Medicaid and Private Pay payment rates and improved patient census mix), an analysis by the Company revealed that the discounted cash flows expected to be received approximated the $14,760,000 face value of the mortgage bonds.  Furthermore, all required debt service on the mortgage bonds had been paid timely by the Center.  Therefore, the Company recorded a recovery of notes receivable of $7,376,000 in the Consolidated Statements of Income, increasing the balance of the then outstanding mortgage notes receivable to $14,760,000.

The Company next considered whether SFAS 15: “Accounting by Debtors and Creditors for Troubled Debt Restructurings” applied to the transaction.  We concluded that SFAS 15 did not have application to the transaction because the Company as creditor was not receiving less than the full value of its receivable in settlement of its receivable.

Mr. Larry Spirgel

The Company next considered whether the transaction was a business combination under SFAS 141: “Business Combinations” and under EITF Issue 98-03: “Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business.”  The Company noted that the asset purchase agreement included wording that would allow the Company to obtain access to (1) inputs, including long-lived assets, trade names, and access to necessary rights to conduct the business; (2) processes, because the Company had an accounting and finance services contract with the Center and had access to the systems, standards, protocols, conventions and rules necessary to sustain operations; and (3) outputs, access to the patients of the Center.  The Company also noted that in EITF 98-3 that the assessment of whether a “transferred set” is a business should be made without regard to how the transferee intends to use the transferred set.  Under these circumstances the Company concluded that the transaction should be recorded as a business combination under SFAS 141.

The Company next considered whether the lease purchased should be classified as a capital lease and concluded under FASB 13: “Accounting for Leases,” paragraphs 7 and 7(b) that the existence of a bargain purchase option in the lease required that the lease be treated as a capital lease. The Company also considered FIN 21: “Accounting for Leases in a Business Combination - An Interpretation of FASB Statement No. 13” and concluded that no change in the lease provisions had occurred that would require reconsideration of the nature of the lease classification.

In determining the cost of the capital lease and other net assets acquired, the Company concluded that under paragraph 6 of SFAS 141 the fair value of the consideration given should be used to measure the cost of the acquired assets.  The consideration given in this case was the mortgage bonds.  The mortgage bonds had been adjusted to their originally issued amount under FASB 114 and the bond terms were believed to be comparable for similar transactions in the market.  The Company believed the pricing of the bonds was a better indicator of fair value than was the higher value of the leased assets as indicated by the appraisal of the center.

As to allocation of the purchase price, the values ascribed to the assets acquired and liabilities assumed were determined in accordance with paragraph 36-39 of SFAS 141.  Additionally, because the estimated fair values of the net identifiable asset acquired exceeded the purchase consideration, the Company concluded that certain of the assets acquired should be reduced proportionally under paragraph 44 of SFAS 141.

In future filings, the Company will make certain that the paragraphs referring to the 2007 transactions are presented in the proper sequence and that it is clear from the language that the same single transaction is being discussed in both (1) the note discussing notes receivable  and recoveries and (2) the note discussing purchases of healthcare centers.

The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

Mr. Larry Spirgel

•

The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

National HealthCare Corporation is committed to fully complying with the SEC disclosure requirements.  After you have had the opportunity to review this letter, please call me at (615) 890-2020 to confirm that the responses in this letter satisfactorily address your comments or to raise any additional questions or comments you may have.

Sincerely,

/s/ Donald K. Daniel

Donald K. Daniel

Senior Vice President and Controller